August 12, 2019

Sandip Rana
Chief Financial Officer
Franco-Nevada Corporation
199 Bay Street, Suite 2000
P.O. Box 285, Commerce Court Postal Station
Toronto, Ontario M5L 1G9
Canada

       Re: Franco-Nevada Corporation
           Form 40-F for the Fiscal Year Ended December 31, 2018
           Filed March 27, 2019
           File No. 001-35286

Dear Mr. Rana:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining